ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm
Statement of Financial Condition
December 31, 2020 and 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANICO Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Moody Plaza, Suite 1469
(No. and Street)

Galveston	TX	77550-7999
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne Saunders 281-521-3469
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2700 Post Oak Blvd, Ste 1500	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Suzanne Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANICO Financial Services, Inc., as of December, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JANICE BUTERA
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 09/10/24
NOTARY ID 12449415-4

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANICO Financial Services, Inc.
December 31, 2020 and 2019

Contents

BKD
CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ANICO Financial Services, Inc.
League City, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of ANICO Financial Services, Inc. (the Company) as of December 31, 2020 and 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

BKD, LLP

BKD, LLP

We have served as the Company's Auditor since 2012.

Houston, Texas
February 24, 2021

ANICO Financial Services, Inc.
Statements of Financial Condition
December 31, 2020 and 2019

	2020		2019	
Assets				
Cash	$	228,757	$	239,497
Receivables due from parent for:				
Variable commissions		1,932		554
Expenses reimbursement		33,832		20,633
Prepaid and other assets		8,384		5,518
Total assets	$	272,905	$	266,202
Liabilities and Stockholder's Equity				
Liabilities				
Due to dealers for commissions	$	1,932	$	554
Due to parent for:				
Service fees		10,507		13,682
Trade payables and accrued expenses		10,400		1,900
Total liabilities		22,839		16,136
Stockholder's equity				
Common stock, par value $0.01 per share; authorized, issued and outstanding, 100,000 shares		1,000		1,000
Additional paid-in-capital		319,000		319,000
Retained deficit		(69,934)		(69,934)
Total stockholder's equity		250,066		250,066
Total liabilities and stockholder's equity	$	272,905	$	266,202

ANICO Financial Services, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ANICO Financial Services, Inc. ("ANFS" or "the Company"), is a wholly owned subsidiary of American National Insurance Company ("American National"). ANFS was organized on December 21, 2010, and its sole purpose is to operate as a wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a wholesale broker-dealer under the *Securities Exchange Act of 1934* and received approval from the Financial Industry Regulatory Authority, Inc. (FINRA), as a registered wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3.

The Securities Investor Protection Corporation (SIPC) was created by *the Securities Investor Protection Act of 1970*, (SIPA), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the *Securities Exchange Act of 1934* unless otherwise exempted. For the years ending December 31, 2020 and 2019, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2020 and 2019, the Company's cash accounts did not exceed federally insured limits.

Economic Market Risk Factors

Unfavorable economic developments could adversely affect us if our customers redeem existing variable contracts. Challenging economic conditions may impair the ability of our customers to meet commitments as they come due. These risks are exacerbated by the ongoing COVID-19 pandemic. Major public health issues, such as the novel coronavirus COVID-19, could have an adverse impact on our business and results of operations. The extent to which COVID-19 impacts our business, results of operations, financial condition, or liquidity will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain or treat its impact.

Income Taxes

ANFS accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2020, and 2019, ANFS did not have any transactions that resulted in deferred taxes. ANFS files consolidated income tax returns with American National.

Note 2: Transactions With Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National.

Note 3: Line of Credit

On September 1, 2020, ANFS established a $500,000 revolving line of credit with ANICO expiring in 2023. No amounts were borrowed against this line during 2020. Interest varies with the bank's prime rate, which was 3.25 percent on December 31, 2020.

Note 4: Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2020, ANFS had net capital of $207,850, which was $202,850 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.1099 to 1. At December 31, 2019, ANFS had net capital of $223,915, which was $218,915 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.0721 to 1.

Note 5: Subsequent Events

Subsequent events have been evaluated through February 24, 2021, which is the date the financial statements were issued.